Exhibit 99.1

Evogene Announces Revised and Expanded Market Focus and
New Corporate Structure

Revised market focus involves leveraging its predictive biology platform to new areas in both agriculture and other fields, with emphasis on opportunities for further downstream product development and nearer term commercialization

Rehovot, Israel – October 30, 2017 Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets through the use of a unique computational predictive biology platform, announced today that it has revised and expanded its market areas of focus and established a new corporate structure consistent with these changes. The Company’s revised focus includes both agriculture and other market areas, and will emphasize further downstream product development and shorter-term commercialization or other value enhancing opportunities.

Ofer Haviv, Evogene's President and CEO stated: “Evogene’s unique discovery capabilities have been well demonstrated by platform based collaborations with world leading companies such as Bayer, BASF, DuPont-Pioneer, Monsanto, and Syngenta.  These past and ongoing collaborations have resulted in the transfer to our partners of thousands of Evogene discoveries, largely in the form of genetic elements, small molecules and microbes, for potential product development under milestone and royalty bearing agreements.

Mr. Haviv continued, “Moving forward, the recent changes in market focus being announced today were selected following an extensive evaluation by the Company with the assistance of external consultants. The goal was to select from the many attractive product opportunities, both in agriculture and otherwise, that should result in enhanced shareholder value within the shortest possible time period. This activity selection was made possible due to our proven market-leading capabilities to integrate, interconnect and analyze massive amounts of biological data of different types from multiple sources – which we refer to as “Connecting the Dots” – being at the heart of all our product development efforts.

Mr. Haviv continued, “In order to move forward with maximum effectiveness we have put in place a new corporate structure, and I am very pleased by the rapid progress we are already seeing across all of our chosen focus activities.”

Under the new structure, the enhancement, operation and maintenance of the company’s computational predictive biology platform continues to be led by Mr. Yuval Ben-Galim, Evogene’s EVP Technology & Operations (former COO). This platform, combining cutting-edge computational technologies, including artificial intelligence (AI), with deep biological understanding, continues to demonstrate - in an increasing number of major markets - the ability to identify key biological understandings and differentiators for the development of innovative products.  The platform was developed at Evogene during the past decade by a multi-disciplinary team of scientists, computational and data scientists, with an investment of approximately $100 million and it continues to be enhanced and expanded. For more details please visit Evogene's website (www.evogene.com).

Evogene’s discovery and product development programs in the field of agriculture, both pursuant to collaborations and self-funded activities, are now positioned in three operating divisions.

Ag-Biologicals - led by Mr. Ido Dor, EVP and GM Ag-Biologicals (former EVP & GM Crop Enhancement). The focus of this unit is the development of microbial based yield improvement and pest control products. In the scope of Ag-Biologicals, we have recently entered a collaboration with DuPont-Pioneer for the development of bio-stimulants in corn, and additionally have internal programs for bio-stimulants in wheat and bio-pesticides.

Ag-Chemicals - led by Mr. Eran Kosover, EVP & GM Ag-Chemicals (former EVP & GM Crop Protection), and is focused on the development of novel herbicides and insecticides, in addition to optimization of known active ingredients.  In the scope of Ag-Chemicals we have ongoing collaborations with BASF and ICL, as well as a robust internal novel herbicide pipeline.

Ag-Seeds - led by Dr. Arnon Heyman, VP & GM Ag-Seeds (former director of project management). The main focus of the Ag-Seeds unit is improved seed traits, for yield increase, drought tolerance, insect control and disease resistance, through the use of genome editing and gene transformation. In the scope of Ag-Seeds we have a long-term collaboration with Monsanto as well as with other market leading companies in addition to an internal pipeline.

In the Ag-Seeds market segment, Evogene’s primary activities, with respect to past discoveries, consist of supporting gene advancement in its partners’ development pipelines and less focused on the discovery of new genes. The discovery of new genes and their validation in model plants was a very substantial activity for Evogene in the past, particularly pursuant to our collaboration with Monsanto, and resulted in thousands of discoveries transferred to our partners under collaboration agreements. Furthermore, Evogene’s focus today is on the substantial proprietary knowledge obtained by its long-term efforts in this field, which is now a major component of the Ag-Seed unit's efforts in applying the newer genome editing technology. Genome editing is expected to be more regulatory friendly than gene transformation and potentially with a shorter time to market.

Beyond these three broad market areas in agriculture, it is the intent of Evogene to identify and pursue, generally through subsidiaries, other attractive opportunities meeting our revised market focus guidelines and where “Connecting the Dots” appears to be the key solution to innovative product development. In these situations, Evogene’s predictive biology platform should provide the company with an important competitive advantage. At present, Evogene has two such subsidiaries.

Biomica is a recently established subsidiary whose mission is to discover and develop human microbiome-based therapeutics.  Biomica represents Evogene’s first effort to apply its predictive discovery capabilities in the field of human health. The subsidiary was co-founded, and is being led scientifically, by Yehdua Ringel, MD, professor of medicine, former associate director of the Center for Functional Gastrointestinal and Motility Disorders at the University of North Carolina at Chapel Hill and the former Chief of Gastroenterology at Beilinson Hospital, Rabin Medical Center in Israel.

The Company’s second subsidiary, Evofuel, is focused on the development and commercialization of castor seeds, and will continue to be led by Mr. Assaf Dotan. Evofuel is now evaluating various commercial pathways for its first generation of improved castor seeds.

The updated corporate structure, while supporting Evogene’s expanding areas of focus, will allow more efficient use of resources, resulting in an expected decrease in net cash usage in 2018 of 14M-16M USD (not including other potential revenue streams), from an expected net cash usage of 16M-18M USD in 2017.

Ofer Haviv, Evogene's President and CEO concluded: “During the past few years, Evogene has been evolving from a plant genomics company to a company addressing a wide variety of biological challenges with its unique, broadly applicable discovery and product optimization platform. We believe that our revised market focus and organizational structure will drive the company's growth and increase value for our shareholders. We look forward to reporting our continuing progress and achievements.”

For more details please view company presentation, uploaded with this press release, at: http://www.evogene.com/investor-relations/presentations-and-webcasts/

About Evogene Ltd.:
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for life science markets through the use of a unique computational predictive biology platform. The Company has developed a proprietary innovative technology platform, leveraging scientific understanding & computational technologies to harness Ag ‘Big Data’ for developing improved seed traits (via: GM and non-GM approaches), as well as innovative ag-chemical and novel ag-biological products. Evogene has strategic collaborations with world-leading agricultural companies such as: BASF, Bayer, DuPont, Monsanto and Syngenta, focusing on innovative crop enhancement and crop protection solutions. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR manager
E: IR@evogene.com
T: (+972)-8-931-1963